GROHE Aktiengesellschaft - 1st Quarter 2004 Results


Financial Key Figures for the 1st Quarter 2004:

o    Sales: EUR 221.4 million (Q1 2003: EUR 237.8 million)
o    Gross margin: 44.6 percent (Q1 2003: 43.9 percent)
o    Operating income: EUR 31.3 million (Q1 2003: EUR 35.7 million)
o    Adjusted EBITDA*: EUR 46.6 million (Q1 2003: EUR 54.6 million)


In the first quarter of 2004 sales amounted to EUR 221.4 million which was below prior year's level. This decline was mainly due to particular circumstances in January. On January 1, 2004 Grohe implemented the standard software SAP R/3 at the major German plants and at the logistics centre. The new processes affected the efficiency and productivity of the plants and the logistics centre more than anticipated. In consequence this led to lower sales in January.

However, the immediately taken measures resulted quickly into a significant performance improvement. As a result, Grohe was able to report February sales on prior year's level and an excellent all-time record in sales for the month of March. Grohe reached a strong order intake during the whole first quarter of 2004 which has resulted into orders on hand considerably above last year's level. This positive trend continued in April and May. Sales in April 2004 were up 9.7 percent year-on-year, coming in at EUR 76.5 million. In May sales climbed to EUR 83.5 million, reflecting a 13.6 percent increase compared to the same month in the previous year. In the first five months of 2004 sales increased slightly to EUR 381.3 million compared to the same period in 2003.

The SAP implementation and the resulting process changes impacted particularly the sales performance in Germany, with Q1 sales declining by 14.0 percent to EUR
50.7 million. But also in Germany we saw steadily increasing sales in the course of the first quarter. Year-on-year, we increased sales in March by 8.7 percent. In April and May sales increased by 3.3 percent compared to the same period last year.

In Europe excluding Germany, the process changes affected those markets which strongly depend on direct shipments from the German logistics centre while positive sales trends were posted by those European subsidiaries which mainly rely on local warehouses. All in all, this region recorded sales of EUR 119.6 million, which reflects a decline by approx. 8 percent. In Spain Grohe achieved
7.2 percent sales growth to EUR 15.6 million, benefiting from strong consumer confidence. Sales in the UK also grew by 17 percent to EUR 6.6 million despite negative currency effects. Due to strong project business sales in Scandinavia were boosted by almost 29 percent to EUR 4.1million. This contrasted with declining sales in France, the Netherlands and Austria as a result of the a.m. inefficiencies in the supply network. Reinforcing the overall positive year-to-date trend, monthly sales in April and May significantly outperformed prior year's results also in these markets. In April sales increased by 7.8 percent to EUR 39.3 million and in May sales increased even by 17.2 percent.

The overseas markets were able to grow their Q1 2004 sales by 4.7 percent to EUR
51.1 million despite negative currency effects resulting from the strong euro (Q1 2003: EUR 48.8 million). Sales in the US amounted to EUR 26.6 million in the first quarter of 2004 and now account for almost 52 percent of total overseas sales; adjusted for currency effects, this represents an increase by 25.2 percent. Growth was also achieved in Canada where Grohe's



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sales grew by 7.7 percent to EUR 2.7 million. Middle Eastern sales in the first quarter rose by 17 percent year-on-year, coming in at EUR 12.3 million. In April we saw overseas' business being boosted by 31.1 percent on EUR 20.6 million. May's sales figures of EUR 20.3 million represented a sales increase of 7.5 percent year-on-year.

Q1 2004 saw the sales contribution from the strategic product group Designer Faucets & Accessories rise to almost 9 percent, with sales declining slightly from EUR 20.5 million to EUR 19.7 million. Sales of Bathroom and Special Fittings amounted to EUR 98.6 million (Q1 2003: EUR 107.4 million). The product groups Kitchen Faucets (-2.7 percent), Showers and Shower Systems (-4.0 percent) and SanitarySystems (-5.6 percent) did not fully match their prior year figures.

The gross margin rose from the previous year's 43.9 percent to 44.6 percent in the first three months of 2004. This increase is mainly attributable to cost savings resulting from ongoing rationalisation measures and additional reductions in material costs. However, the sales decline could not fully be offset. Accordingly, the gross profit stood at EUR 98.7 million in the first quarter of 2004 (Q1 2003: EUR 104.7 million).

The operating income for the first three months of 2004 amounted to EUR 31.3 million, compared to EUR 35.7 million in the previous year. Adjusted EBITDA* amounted to EUR 46.6 million compared to EUR 54.6 million in the first quarter of 2003.


Note

We prepare our interim reports in accordance with US GAAP.


Attachments
Statements of Operations, Balance Sheets, Statements of Cash Flows, Reconciliation of adjusted EBITDA








The text contains statements reflecting our views about our future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed, may affect our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

* For the definition of EBITDA, please refer to the attachment



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                            GROHE Aktiengesellschaft
                 Unaudited Consolidated Statements of Operations
                   (euro in thousands, except per share data)





                                                                       Three months ended March 31,
                                                                    ------------------------------------
                                                                          2004              2003
                                                                    ----------------- ------------------
Sales                                                                     221,383            237,812
Cost of sales                                                            (122,689)          (133,499)
                                                                    ----------------- ------------------
Gross profit                                                               98,694            104,313
                                                                    ----------------- ------------------

Selling, general and administrative expenses                              (56,155)           (57,440)
Research and development                                                   (6,435)            (6,334)
Amortization of tradename                                                  (4,846)            (4,838)
                                                                    ----------------- ------------------

Operating income                                                           31,258             35,701

Interest income                                                               367                693
Interest expense                                                          (14,709)           (22,666)
Financial loss from interest rate derivatives                              (8,212)              (984)

Other income (expense), net                                                   759                248
                                                                    ----------------- ------------------
Income before income taxes and
    minority interests                                                      9,463             12,992

Income tax expense                                                         (4,390)            (4,934)
                                                                    ----------------- ------------------

Income before minority interests                                            5,073              8,058

Minority interests                                                           (190)              (206)
                                                                    ----------------- ------------------

Net income                                                                  4,883              7,852
                                                                    ================= ==================

Basic and diluted earnings per common share                                   0.10                n/a

Weighted average number of shares outstanding
   basic and diluted                                                    51,374,300                n/a

                            GROHE Aktiengesellschaft
                           Consolidated Balance Sheets
                               (euro in thousands)


                                                                         March 31,        December 31,
                                                                            2004              2003
                                                                        (unaudited)
                                                                      ----------------- ------------------
Assets

   Current assets
     Cash and cash equivalents                                             42,179             56,623
     Restricted cash                                                       17,868             31,104

     Accounts receivable
       Trade accounts receivable less allowance
           for doubtful accounts of (euro) 7,894 and
           (euro) 7,688 at March 31, 2004 and
           December 31, 2003, respectively                                179,391            154,091
       Due from equity method investees                                     3,120              2,998
                                                                      ----------------- ------------------
                                                                          182,511            157,089
                                                                      ----------------- ------------------

     Inventories                                                          125,783            112,511
     Deferred income taxes                                                 11,232              9,000
     Prepaid expenses                                                       2,735              1,365
     Land and buildings held for sale                                       1,339              1,339
     Other current assets                                                  36,054             40,210
                                                                      ----------------- ------------------
         Total current assets                                             419,701            409,241
                                                                      ----------------- ------------------


     Deferred income taxes                                                  2,660              2,626
     Other noncurrent assets                                               26,414             27,178

     Property, plant and equipment
       Land, buildings and improvements, net                              127,580            128,489
       Equipment and machinery, net                                        26,120             27,667
       Other factory and office equipment, net                             42,899             43,761
       Advances and construction in process                                12,119             11,606
                                                                      ----------------- ------------------
                                                                          208,718            211,523
                                                                      ----------------- ------------------


     Intangible assets
       Tradename, net                                                     203,107            207,953
       Software and other intangible assets, net                           15,779             16,962
       Intangible pension asset                                                10                 10
                                                                      ----------------- ------------------
                                                                          218,896            224,925
                                                                      ----------------- ------------------

     Goodwill, net                                                        441,680            440,424
                                                                      ----------------- ------------------

         Total assets                                                   1,318,069          1,315,917
                                                                      ================= ==================

                            GROHE Aktiengesellschaft
                     Consolidated Balance Sheets (Continued)
                               (euro in thousands)



                                                                      March 31,         December 31,
                                                                         2004              2003
                                                                     (unaudited)
                                                                   -----------------  ------------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                       38,602              38,800
     Current maturities of capital leases                                   271                 298
     Short-term debt to banks                                               997               2,230

     Trade accounts payable                                              26,288              24,019
     Current tax liabilities                                             28,167              25,281
     Deferred tax liabilities                                                 0                 168
     Other accrued expenses and current liabilities                     142,202             149,963
                                                                   -----------------  ------------------
       Total current liabilities                                        236,527             240,759
                                                                   -----------------  ------------------

   Noncurrent liabilities
     Long-term debt to banks                                            486,322             487,062
     Long-term debt to related parties                                   55,723              54,165
     Long-term debt to shareholders                                      16,565              16,103
     Bonds                                                              200,000             200,000
     Capital leases                                                         229                 220
     Pension and similar obligations                                    163,656             161,264
     Other accrued expenses and noncurrent liabilities                   18,978              17,830
     Deferred income taxes                                               52,092              54,416
                                                                   -----------------  ------------------
       Total noncurrent liabilities                                     993,565             991,060
                                                                   -----------------  ------------------

   Commitments and contingencies

   Minority interests in consolidated subsidiaries                        1,942               1,959

   Shareholders' equity
     Common stock, no par value, 51,374,300 shares
       authorized and issued at March 31, 2004 and
       December 31, 2003, respectively                                  51,374              51,374
     Additional paid in capital, net of subscription
        receivable of(euro)299 at March 31, 2004
        and December 31, 2003, respectively                             117,173             117,173
     Deferred compensation                                               (1,006)             (1,104)
     Accumulated deficit                                                (71,559)            (76,442)
     Accumulated other comprehensive loss                                (9,947)             (8,862)
                                                                   -----------------  ------------------
       Total shareholders' equity                                        86,035              82,139
                                                                   -----------------  ------------------

         Total liabilities and shareholders' equity                   1,318,069           1,315,917
                                                                   =================  ==================



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                            GROHE Aktiengesellschaft
                 Unaudited Consolidated Statements of Cash Flows
                               (euro in thousands)


                                                          Three months ended March 31,
                                                          -----------------------------
                                                              2004            2003
                                                          --------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                  4,883          7,852
   Minority interests in income of subsidiaries                  190            206
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Depreciation of fixed assets                          8,276          8,808
         Amortization of tradename                             4,846          4,838
         Amortization of software and other intangibles        1,607            990
         Deferred income taxes                                (2,870)        (4,169)
         (Income) loss from equity method investees               65            (45)
         Noncash compensation                                     98            277
         Gains from disposal of long-lived assets, net            (8)           (71)
         Derivative financial instruments                      6,435          4,536
         Accrued interest on long-term debt
               to related parties and shareholders             2,020          4,964
         Changes in operating assets and liabilities
             Accounts receivable                             (25,386)       (34,148)
             Inventories                                     (13,236)         4,846
             Prepaid expenses and other assets                (3,170)         6,192
             Accounts payable                                  2,269        (14,371)
             Pension and similar obligations                   2,360          2,344
             Other accrued expenses and liabilities           (8,429)        (3,652)
                                                          --------------  -------------
   NET CASH USED FOR OPERATING ACTIVITIES                    (20,050)       (10,603)
                                                          --------------  -------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of property, plant and equipment           (5,810)        (3,597)
         Proceeds from sale of property, plant and                58            251
               equipment
         Purchases of intangible assets                         (183)        (3,017)
         Purchases of shares from minorities                       0         (2,208)
         Dividends received from equity method investees           0            556
                                                          --------------  -------------
  NET CASH USED FOR INVESTING ACTIVITIES                      (5,935)        (8,015)
                                                          --------------  -------------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
         Decrease in restricted cash                          13,236          6,619
         Decrease in short-term debt to banks                 (1,287)             0
         Proceeds from issuance of long-term debt to               0        330,000
               banks
         Principal payments on long-term debt to banks          (650)      (336,126)
         Refinancing charges                                       0         (7,059)
                                                          --------------  -------------
   NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES       11,299         (6,566)
                                                          --------------  -------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                       242           (197)
                                                          --------------  -------------
   NET DECREASE IN CASH AND CASH EQUIVALENTS                 (14,444)       (25,381)

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                  56,623         71,299
                                                          --------------  -------------
      AT END OF PERIOD                                        42,179         45,918
                                                          ==============  =============

   Supplemental disclosure of cash flow information
      Interest paid                                           11,732         11,086
      Income taxes paid (benefits received), net               4,448          6,909
      Other payments to related parties                           79            164

A reconciliation between adjusted consolidated EBITDA and net income (loss) as reported in the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and 2003 is as follows:


                                                                                  Three months ended March 31,
                                                                                  ----------------------------
                                                                                      2004            2003 1)
                                                                                 --------------  -------------
Net income as reported in the consolidated statements of operations.............       4,883            7,852
Income tax expense..............................................................       4,390            4,934
Interest (income) expense, net .................................................      14,342           21,973
Financial loss from interest rate
derivatives....................................................................        8,212              984
Depreciation, amortization and impairment charges...............................      14,729           14,636
Adjustment related to currency derivatives 2)...................................           0            3,915
Costs related to the refinancing of shareholder loans...........................           0              345
                                                                                 --------------  -------------

Adjusted EBITDA.................................................................      46,556           54,639
                                                                                 ==============  ============



1) Beginning January 1, 2004 we slightly modified the definition of adjusted EBITDA. The calculation for 2003 has been revised accordingly.
2) Beginning 2004 there are no significant timing differences between the recognition of results from currency derivatives and the hedged sales transactions due to the application of hedge accounting beginning in 2003. For 2003 we adjusted EBITDA to consider income resulting from our currency derivative financial instruments in EBITDA when realized.